

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Joshua Ballard
Chief Financial Officer
Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, CA 94577

      Re: Energy Recovery, Inc.
          Form 10-K for the Year Ended December 31, 2021
          Form 8-K filed August 3, 2022
          File No. 001-34112

Dear Mr. Ballard:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction